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                                                                      EXHIBIT 12

                         TEXTRON FINANCIAL CORPORATION

                      STATEMENT SETTING FORTH COMPUTATION
                     OF RATIO OF EARNINGS TO FIXED CHARGES

                                            2003       2002       2001       2000       1999
                                          --------   --------   --------   --------   --------
                                                             (In thousands)
Income from continuing operations before
  income taxes, distributions on
  preferred securities and cumulative
  effect of change in accounting
  principle.............................  $116,514   $120,380   $190,806   $191,996   $128,532
                                          --------   --------   --------   --------   --------
FIXED CHARGES:
Interest on debt........................   171,565    185,911    260,470    331,865    203,817
Estimated interest portion of rents.....     2,734      2,909      2,016      1,886      1,515
                                          --------   --------   --------   --------   --------
Total fixed charges.....................   174,299    188,820    262,486    333,751    205,332
                                          --------   --------   --------   --------   --------
Adjusted income.........................   290,813    309,200    453,292    525,747    333,864
Ratio of earnings to fixed charges(1)...     1.67X      1.64x      1.73x      1.58x      1.63x
                                          ========   ========   ========   ========   ========

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(1) The ratio of earnings to fixed charges has been computed by dividing income before income taxes, distributions on preferred securities and cumulative effect of change in accounting principle and fixed charges by fixed charges. Fixed charges consist of interest on debt and one-third rental expense as representative of interest portion of rentals.